As filed with the Securities and Exchange Commission on July 27, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Amendment No. 1

AllianzGI Convertible & Income Fund II

(Name of Subject Company (Issuer))

AllianzGI Convertible & Income Fund II

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series A, Series B, Series C, Series D and Series E, Par Value $0.00001

(Title of Class of Securities)

018825208

018825307

018825406

018825505

018825604

(CUSIP Number of Class of Securities)

Thomas J. Fuccillo, Esq.

c/o Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10019

Telephone: (888) 852-3922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$257,560,00 (a)	$32,066.22 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 10,960 shares in the offer, based upon a price of 94% of the liquidation preference of $25,000 per share (or $23,500 per share).
(b)	Calculated as $124.50 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,066.22	Filing Party:	AllianzGI Convertible & Income Fund II
Form or Registration No.:	Schedule TO	Date Filed:	June 28, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by AllianzGI Convertible & Income Fund II, a Massachusetts business trust (the “Fund”), on June 28, 2018, relating to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series A, Series B, Series C, Series D and Series E (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2018 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

Filed herewith as Exhibit (a)(5)(ii) and incorporated herein by reference is a copy of the press release issued by the Fund dated July 27, 2018 announcing an extension of the Offer to July 31, 2018.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on July 27, 2018.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANZGI CONVERTIBLE & INCOME FUND II

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

Dated as of: July 27, 2018

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated June 28, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Notice of Withdrawal.*

(a)(5)(i)	Press Release issued on June 28, 2018.*

(a)(5)(ii)	Press Release issued on July 27, 2018.**

(d)(i)	Tender Offer Agreement, dated June 18, 2018, by and among AllianzGI Convertible & Income Fund, AllianzGI Convertible & Income Fund II, Allianz Global Investors U.S. LLC, and WFC Holdings, LLC.*

(d)(ii)	Tender Offer Agreement, dated June 19, 2018, by and among AllianzGI Convertible & Income Fund, AllianzGI Convertible & Income Fund II, Allianz Global Investors U.S. LLC, and RJ Securities, Inc.*

*	Previously filed.
**	Filed herewith.